Exhibit (a)(1)(D)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees with Respect to the

Offer to Purchase

All Outstanding Shares of Common Stock

of

BLYTH, INC.

at

$6.00 Per Share, Net in Cash,

Pursuant to the Offer to Purchase dated September 14, 2015

by

CB SHINE MERGER SUB, INC.,

a direct wholly owned subsidiary of

CB SHINE HOLDINGS, LLC,

a direct wholly owned subsidiary of

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME,
ON OCTOBER 13, 2015, UNLESS THE OFFER IS EXTENDED.

September 14, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by CB Shine Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of CB Shine Holdings, LLC (“Parent”), a Delaware limited liability company and direct wholly owned subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., to act as Information Agent in connection with Merger Sub’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.02 per share (“Shares”), of Blyth, Inc., a Delaware corporation (“Blyth”), at a price per Share of $6.00, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined herein), the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions of the Offer (as defined herein) to Purchase and the related Letter of Transmittal enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee.

The Offer is subject to certain conditions described in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase, dated September 14, 2015 (the “Offer to Purchase”);

2.	The Solicitation/Recommendation Statement on Schedule 14D-9 of Blyth;

3.	The related Letter of Transmittal in connection with the offer (together with the Offer to Purchase, the “Offer”) by Merger Sub;

4.	A notice of guaranteed delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the expiration date of the Offer, which is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”) or if the procedure for book-entry transfer cannot be completed by the Expiration Date (the “Notice of Guaranteed Delivery”);

5.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.	A return envelope addressed to the Depositary for your use only.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will be deemed to have accepted for payment, and will pay for, all shares validly tendered and not properly withdrawn by 11:59 P.M., New York City time, on October 13, 2015, if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub’s acceptance of the tenders of such shares for payment pursuant to the Offer. Payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such shares or a “Book Entry Confirmation” (as defined in Section 2—“Acceptance for Payment and Payment for Shares”) with respect to such shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an “Agent’s Message” (as defined in as defined in Section 2—“Acceptance for Payment and Payment for Shares”) of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Under no circumstances will Merger Sub pay interest on the purchase price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

Merger Sub is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Merger Sub becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the shares, Merger Sub will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Merger Sub cannot comply with the state statute, Merger Sub will not make the Offer to, nor will Merger Sub accept tenders from or on behalf of, the holders of shares in that state.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. You may gain some additional time by making use of the Notice of Guaranteed Delivery. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Condition (as defined in the Offer to Purchase), unless such Shares and other required documents are received by the Depositary by the Expiration Date.

Except as set forth in the Offer to Purchase, Merger Sub will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Merger Sub will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Merger Sub will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 11:59, New York City time, on October 13, 2015, unless the Offer is extended.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Merger Sub’s expense.

Very truly yours,

Georgeson Inc.

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